Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 7, 2022

VIA EDGAR TRANSMISSION

Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”) Sphere 500 Fossil Free Fund (the “Fund”) Securities Act Registration No: 333-133691 Investment Company Act Registration No: 811-21897
Dear Ms. White:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 126 to the Trust’s Registration Statement on Form N-1A filed September 15, 2022 (the “Amendment”) with respect to the Fund, proposed to be named the “Sphere 500 Climate Fund,” a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please revise the Fund’s series and class ID on EDGAR to reflect the Fund’s new name.
Response:     The Trust confirms that the Fund’s series and class ID will be updated on EDGAR prior to filing the Fund’s next post-effective amendment.
Comment 2.The Staff notes the Fund is changing its name to remove the reference to “fossil free” from its name, despite the fact that it will continue to track the Sphere 500 Fossil Free IndexTM (the “Index”). Please explain in correspondence the underlying legal and business reasons behind the name change and tell us if you will (1) market the fund as a fossil fuel free investment vehicle, and/or (2) invest in companies that engage in fossil fuel activities.
Response:     From a legal perspective, the Trust responds supplementally that the new name, the “Sphere 500 Climate Fund,” is consistent with Rule 35d-1 (the “Names Rule”) and the Index. Under the Names Rule, a fund must adopt a policy to invest, under normal circumstances, at least 80% of the value of its “assets” in the investments suggested by the fund’s name. Although “climate” is not specifically addressed in the Names Rule adopting release or related SEC staff guidance, the Trust acknowledges that the SEC has proposed that the Names Rule be extended to any fund names that incorporate one or more environmental, social, or governance factors. Accordingly, although the Fund does not believe that the use of “climate” in the Fund’s name triggers the application of the Names Rule as currently in effect, the Fund has adopted an 80% policy consistent with the Names Rule with respect to the term “climate.” Specifically, under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities issued by companies that do not (1) derive any revenue from the sale of fossil fuels, (2) hold fossil fuel related assets or reserves, (3) use fossil fuels for power generation, or (4) produce fossil fuel-related equipment. Therefore, the companies in the Fund’s portfolio are not exposed to regulatory, litigation, or economic risks as it relates to climate change.” The Trust clarifies that the last sentence regarding regulatory, litigation and economic risks will be replaced with the following: “By excluding companies that engage in fossil fuel activities, the Index, and therefore the Fund, are not exposed to companies with material climate change risk.” In addition, as stated in the prospectus, according to the U.S. Energy Information Administration, in 2020, 73% of greenhouse gas (“GHG”) emissions came from burning fossil fuels.
Please note that in addition to fossil free companies, As You Sow excludes other companies that contribute to climate change, such as companies engaged in deforestation and other extractive industries.
The use of the term “Climate” in the Fund’s name is also appropriate from a legal perspective because it reflects the fact that the Fund votes proxies in a climate-friendly way using guidance from As You Vote, an affiliate of As You Sow, a non-profit shareholder advocacy organization. For example, under the guidelines, As You Sow states that votes should be withheld for directors who have failed to set adequate net-zero targets reducing GHG emissions in alignment with the Paris Agreement.
From a business perspective, the Adviser proposed that the Fund be renamed to include “Climate” because it believes that the term better describes the Fund’s investment strategy and proxy voting policy, as discussed above, and the new name will thus be more descriptive to investors and the marketplace.
In response to the Staff’s questions, (1) the Fund is and will be marketed as both a fossil fuel free fund and a climate friendly fund; and (2) the Fund will not invest in companies whose main lines of business are in fossil fuels due to the composition of the Index. However, as disclosed in the prospectus, the Fund may invest in companies that use fossil fuel as part of their business or have used fossil fuels in the past.
Comment 3.In the Annual Fund Operating Expenses table, please explain why the line item for Distribution (12b-1) and/or Services Fees lists “none” when there is a shareholder servicing plan disclosed on page 10.
Response:     Instruction 3(b) to Item 3 of Form N-1A provides that “Distribution [and/or Service] (12b-1) Fees include all distribution or other expenses incurred during the most recent fiscal year under a plan adopted pursuant to rule 12b-1. Under an appropriate caption or a sub-caption of “Other Expenses,” disclose the amount of any distribution or similar expenses deducted from the Fund’s assets other than pursuant to a rule 12b-1 plan.” The Trust notes that the Fund has not adopted a 12b-1 Plan, however the Fund has adopted a Shareholder Servicing Plan. In accordance with the instruction, the Shareholder Servicing Plan fees (estimated for the fiscal year) are included in “Other Expenses” and a corresponding footnote is included to note that the Fund has adopted a Shareholder Servicing Plan.
Comment 4.When describing As You Sow’s uninvestable fossil fuel list, please disclose how a company’s “main line of business” is determined.
Response:     The Trust responds by revising the disclosure as follows: “As You Sow designates a company as an uninvestable fossil fuel company if the company is engaged in producing, distributing, or refining fossil fuels; holding reserves of fossil fuels; is a utility that is primarily fossil fuel-powered, or is a producer of equipment for any of the above (i.e., companies that engage in oil, gas, or coal production, and downstream activities).”
Comment 5.Please provide additional details on the Index’s exclusion of “other uninvestable companies as determined from time to time by As You Sow.”
Response:     As You Sow’s list is updated periodically and, accordingly, the list of excluded companies changes. As of the date of this correspondence, other uninvestable companies include companies engaged in deforestation, civilian firearms, prison industrial complexes, military weapons and tobacco. The Trust respectfully declines to revise the disclosure as the list is subject to change, the additional uninvestable companies are not included in the Index or the Fund and the Adviser does not consider the exclusion of those companies to be part of the Fund’s principal investment strategy. The fossil fuel companies that are excluded make up 8% of the top 500 list by market capitalization as of September 30, 2022. The additional exclusions make up 4% of the top 500 list as of the same date.
Comment 6.Please confirm that of the largest 500 U.S. companies that trade on regulated U.S. exchanges by market capitalization, only 85 of them were excluded as fossil fuel companies (as of August 31, 2022).
Response:     The Trust notes that the Amendment stated, “As of August 31, 2022 the Index was composed of 415 companies.” The Trust responds that as of August 31, 2022, 50 companies were considered uninvestable as fossil fuel companies according to As You Sow’s guidelines, and therefore were excluded from the Index. Energy and Utilities were the smallest and second smallest sectors, respectively, listed on the S&P 500 Index as of August 31, 2022. The remaining 35 companies were considered uninvestable based on As You Sow’s deforestation and extractive industries screens.
Comment 7.Please disclose the market capitalization range of the companies included in the Index in the Principal Investment Strategies section.
Response:     The requested change has been made.
Comment 8.With respect to the disclosure regarding the Fund’s concentration, please add strategy and risk disclosure if the Fund is concentrated in one or more sectors.
Response:     The following disclosure has been added: “As of the date of this Prospectus, the Index had significant exposure to the information technology sector.” In addition, the Trust has added “Information Technology Sector” risk disclosure.
Comment 9.With respect to the “Climate Investing Considerations Risk,” given recent events, including the run up in oil and gas prices, please enhance disclosure here regarding potential sources of underperformance due to the Fund’s focus on climate risk mitigation.
Response:     The following disclosure has been added to the Climate Investing Considerations Risk: “The Fund may also underperform funds that invest in the energy and utilities sectors, particularly in times of rising oil, gas and energy prices.”
Comment 10.Please clarify why “Mid-Capitalization Risk” is a principal risk when the Index is constructed beginning with the largest 500 U.S. companies that trade on regulated U.S. exchanges by market capitalization.
Response:     The Trust has deleted “Mid-Capitalization Risk” as the Fund believes this is not a principal risk of investing in the Fund.
Comment 11.In the Index/Trademark Licenses/Disclaimers sub-section, please disclose that the Adviser has a minority economic ownership interest in Our Sphere, Inc.
Response:     The requested change has been made.
Comment 12.Please confirm that the Fund will file the Shareholder Servicing Plan as an exhibit to the registration statement.
Response:     The Trust so confirms.
Comment 13.Please add the shareholder servicing and maintenance fees as a line item in the Annual Fund Operating Expenses table.
Response:     Please see also the Trust’s response to Comment #3. The Shareholder Servicing Plan fees are included in “Other Expenses” and a corresponding footnote is included to note that the Fund has adopted a Shareholder Servicing Plan.

Comment 14.In the Purchase of Shares sub-section, the disclosure states “The Fund does not charge any sales loads, deferred sales loads or other fees, such as 12b-1 fees, in connection with the purchase of shares.” The Fund charges fees under the shareholder servicing plan, so please revise the disclosure. In the alternative, advise the Staff why fees charged under the shareholder servicing fees are not “other fees.”
Response:     The Trust has deleted the reference to “other fees” in the disclosure. The Trust notes supplementally that details of the Shareholder Servicing Plan are included in the “Shareholder Servicing Plan” sub-section within the “Distribution and Servicing of Fund Shares” section of the Prospectus and in the “Shareholder Servicing Plan” sub-section within the “Distribution of Shares” section of the Statement of Additional Information (“SAI”).
Comment 15.The Fund Administration Servicing Agreement (Exhibit (h)(1)(i)) appears to be incomplete. Please file a complete agreement.
Response:     Instruction 2 to Item 28 of Form N-1A states that schedules (or similar attachments) to exhibits are not required to be filed provided that they do not contain information material to an investment decision and that information is not otherwise disclosed in the exhibit or the disclosure document. The Trust does not believe that the specific fees and expenses in the schedule to the applicable agreement are material to an investor’s decision because the effect of such fees on Fund expenses is disclosed to shareholders in the fee table, the financial highlights, the disclosure in the SAI of dollar amounts paid for administration services, and the Statements of Operations in the Fund’s shareholder reports. Additionally, given the Fund’s unitary fee structure, the fees paid to the administrator are paid by the investment adviser, rather than the Fund.

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If you have any questions regarding the above response, please do not hesitate to contact me at (920) 360-7173 or alyssa.bernard@usbank.com.
Sincerely,
/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President and Secretary